FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	_____May________________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   May 17, 2007

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

May 17, 2007	NEWS RELEASE 07-10	MAE - TSX MNG-AMEX

Miramar Reports Suluk Drilling Continues to Encounter
Wider Higher Grade Zones Near Surface
-Suluk Hole 514 collars in Mineralization and Returns 12 g/t over 33m -
- Rand Deposit Drilling Cuts Significant Mineralization and Visible Gold -
- Preliminary BN Resource Completed, Expansion Drilling in Progress -

VANCOUVER -- Miramar Mining Corporation today announced further encouraging results from the 2007 exploration program at its Hope Bay Project in Nunavut. Five of the six core rigs are focussed on the Suluk deposit where they continue to intersect wide high grade mineralization near surface and a sixth drill is coring on the new Boston BN zone. A seventh drill will be added before the end of May. The initial Suluk drill holes, reported in a press release dated April 26, 2007, exceeded Miramar’s expectations.

Results continue to exceed Miramar’s expectations at Suluk and more recently near the contiguous Rand deposit. It is anticipated that these recent results at Suluk have the potential to make a positive impact on the technical economic studies underway for Phase II. Visible gold has been noted in 4 of 5 holes completed near surface in the Rand area which is generally lower grade than the balance of the Madrid deposits. Drilling is in progress at Rand and all assays are pending.

“We continue to refine our interpretation of the geology of the systems at Madrid,” said Tony Walsh, President and CEO. “The Suluk zone and recent drilling at Rand continues to demonstrate the potential of the Madrid system to contribute to significant gold production at Hope Bay. This year’s Madrid drilling campaign has been very encouraging. Of the 26 holes drills so far this year, visible gold has been identified in 19; an unexpected result for these drill targets. We look forward to receiving the complete assay results.”

Since 2002 the Madrid system has become the center of gravity for mineralization at Hope Bay with resources increasing by 3.34 million ounces in the indicated category and an additional 2.95 million ounces in the inferred category, increases of 910% and 290% respectively in only four years. 2007 drilling is centered on the Madrid system, comprising the Suluk, Rand and Naartok East and Naartok West deposits. The Madrid resource is found along a 2.6 kilometre of altered volcanic and sedimentary rocks and is open along strike and at depth. The current resource for the combined Madrid deposits is 3,702,300 ounces of gold in the indicated category grading 3.54 g/t and an additional 3,789,900 ounces of gold in the inferred category grading 2.79 g/t. Greater than 80% of this resource is within 300 meters of surface. The drilling at the Suluk deposit is targeting potential high impact areas in the shallow portions of the existing resource. These initial drilling results have exceeded our expectations returning mineralization in areas previously interpreted as weakly or not mineralized in part due to limited wide spaced drilling. In general, the near surface grades are higher than previously interpreted and drilling has been able to expand and extend the higher grade mineralization at Suluk.

Previous estimates of the inferred resources in these areas were not considered for inclusion in the upcoming feasibility study for Phase II. However, with the tighter spaced drilling and higher grades at these shallow depths, new estimates could have a positive impact in both resource addition and economics of a large scale mining operation due to the shallow location of the mineralization and the increased grade. As a result, this and ongoing work at Suluk may be included in the technical economic studies well underway for Phase II. Details of the drilling reported in this release are included below.

2007 Madrid Program

Miramar embarked on the 2007 exploration campaign at Hope Bay with the objectives of advancing the deposits towards completion of a feasibility study for Phase II production, primarily with infill drilling and supporting technical and metallurgical studies; conducting exploration drilling along strike and to depth on the existing deposits; and embarking on testing of priority exploration targets for new discoveries along strike from the existing resource areas.

The 2007 program was initiated on March 17, 2007 with 5 drills testing resource targets from the frozen lake surface in the Suluk area. Currently, there are four drills focussing on infill drilling at Suluk with a fifth drill moving to evaluate priority resource expansion targets.

A total of 10,500m in 46 holes has been completed to date with results available for an additional 11 holes. Results to date are presented below.

Suluk Targets

A project of infill drilling in the upper 250m of the Suluk resource including targeting the near surface mineralization and higher grade zones is currently on-going. All holes have returned results equivalent to or better than the grades and thicknesses expected based on data from surrounding holes. Highlights are summarized in the following table. Drill hole locations and sections along with complete significant assays are appended to this release.

Suluk Highlights:

Hole Number	Area	From (m)	To (m)	Length (m)	Au (	g/t)

07PMD506	Suluk	199.0	323.5	124.5	1.6

		448.0	456.8	8.0	9.1

07PMD507	Suluk	228.0	238.0	10.0	5.7

including		233.0	238.0	5.0	9.2

07PMD508	Suluk	214.0	235.0	21.5	5.3

including		214.0	219.8	5.8	13.7

07PMD512	Suluk	80.6	86.5	6.0	4.4

including		194.5	205.5	5.5	11.0

07PMD514	Suluk	18.8	52.1	33.3	12.1

including		18.8	32.5	13.7	15.8

including		40.0	48.4	8.4	18.8

07PMD515	Suluk	299.8	316.5	16.7	8.2

including		305.8	316.5	10.7	11.0

07PMD516	Suluk	105.2	111.5	6.3	6.0

And		122.6	140.0	17.4	6.9

including		122.6	129.3	6.7	10.4

Exploration Drilling

One drill hole has been completed testing prospects on the Madrid trend approximately 2,000m south of the Suluk deposits. Two strongly altered and mineralised intervals were intercepted. Assays have been received for only the lower intercept which includes two quartz veins of greater than 5m core length. The interval returned 1.6 g/t Au over 19.7m with the veins returning sections of 3.0 g/t Au and 2.4 g/t Au over 4.4m and 4.9m respectively. While assay intervals are low, Miramar is encouraged by the presence of the Madrid stratigraphic sequence, alteration and extensive low grade gold values. Assays for a large portion of the hole are still pending. Follow-up drilling is planned for later this spring.

Boston Resource Project

Two resource related projects are in progress to re-evaluate the main B2/B3 Boston resource to better define increases to the resource as cut-off grade is lowered. The current Boston resource at B2/B3 is calculated using a 4.0 g/t cut-off which results in a resource grade of 9.5 to 10.7 g/t and was generated assuming medium scale underground mining methods. Limited examination of the current resource indicates there may be potential to define a significant increase in the overall Boston resource by lowering the cut-off and utilizing a bulk underground mining method and/or a combined open pit/underground extraction methods. To complete this study two paths are being pursued: firstly, further sampling of existing underground core; and secondly, resource expansion drilling at the newly discovered BN zone which is characterized by broad lower grade mineralization with little or no quartz veining . Approximately 10,000 additional samples will be taken from historical drilling to better define the mineralized lenses and determine if there is a lower grade halo around the core B2 and B3 zones. Resource expansion drilling totaling 8,000 to 9,000 meters is underway and is designed to expand the BN resource and possible link the BN resource to the main B2/B3 resource areas.

Boston BN Area

Drilling on the BN zone started on April 18, 2007. The purpose of this drilling was to better define the BN zone discovered in 2006 approximately 400 meters north of the main Boston B2/B3 resource. Drilling continues with two holes completed and one in progress; all assays are pending.

Boston BN Resource

A preliminary inferred resource has been calculated by Miramar for the BN area based on the 2006 drill data. Although modeling is in early stages and the historic drilling is erratically spaced, opportunities have been identified and are currently being evaluated by one drill rig which will be supplemented by a second drill in late May. The preliminary resource calculation utilizes the three main mineralized horizons resulting in a resource tabulated below. As noted above there is significant opportunity to expand this resource and possibly link this resource with the core Boston B2/B3 resource which contains 798,000 ounces of gold in the indicated category grading 10.7 g/t and an additional 741,000 ounces of gold in the inferred category grading 9.5 g/t. The Boston BN resource is all categorized as inferred and has been calculated by external consultants and Miramar geologists and is considered by Miramar to be 43-101 compliant.

Table 2: Boston BN Zone INFERRED Resource

Cut	-off	Tonnes	Grade	Contained

1.0		3,663,700	2.14 g/t Au	251,800

2.0		1,380,000	3.26 g/t Au	144,600

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, one of the largest undeveloped gold projects in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing potential gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Project. Miramar then hopes to extend and expand production levels by sequentially developing the rest of Doris, Boston and eventually Madrid. All contemplated production at the Hope Bay project is subject to positive feasibility studies, the availability of financing and permitting and regulatory approval.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL in Saskatoon with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by Acme Laboratories in Vancouver.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2007, proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and securities legislation in certain provinces in Canada. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible. This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com

N
2006 Rand Resource
2006 Suluk Resource
Patch
Lake
07PMD504
07PMD514
07PMD522
07PMD521
07PMD505
07PMD520
07PMD519
07PMD516
07PMD509
07PMD523
07PMD513
07PMD515
07PMD511
07PMD510
07PMD512
07PMD508
07PMD501
07PMD502
07PMD503
07PMD506
07PMD507
07PMD517
07PMD518
07PSD128
07PSD130
07PSD129
07PSD131
2006 South Suluk Resource
Legend
Newly Released 2007 Drill Hole
2007 Drill Hole in Progress
Large Pit Outline
Small Pit Outline
Suluk Resource
Outcrop
2007 Suluk Drill Hole Locations
Date: April 2007
Author: MM
Drawing: DH
Scale: 1: 7,500
MIRAMAR
HOPE BAY LTD.
0 75 150 300 m

Location Map of Suluk Deposits, Madrid Area

Generalized North facing Suluk cross-section 50140NW

MIRAMAR
HOPE BAY LTD.
Boston Drill Hole Locations
Legend
Proposed 2007 Drill Hole
2007 Drill Hole
Previously Released Drill Hole
N
D339
D349
D347
Sediments
D344
D348
D350
BN Zone
D351
D343
D340
D331
Sediments
D338
D355
D345
D352
D354
D346
Basalts
2007 Current Drilling
Volcaniclastics
Fold Axis
Portal
B2-B3 Deposits
0
50
100
meters

Boston BN 2007 Drilling

Madrid Assays May 2007

Hole Number	Area	From (m)	To (m)	Length (m)	Au (	g/t)

07PMD506	Suluk	174.6	177.0	2.4	2.7

And		199.0	323.5	124.5	1.6

including		266.0	269.3	3.3	6.4

And		448.0	456.8	8.0	9.1

07PMD507	Suluk	103.9	105.0	2.0	3.2

And		120.0	123.0	3.0	6.3

including		121.0	123.0	2.0	9.0

And		214.0	215.0	1.0	8.5

And		228.0	238.0	10.0	5.7

including		233.0	238.0	5.0	9.2

07PMD508	Suluk	162.0	166.0	4.0	2.0

including		182.0	189.0	7.0	3.2

And		214.0	235.0	21.5	5.3

including		214.0	219.8	5.8	13.7

including		260.0	262.0	2.0	4.4

07PMD509	Suluk	166.0	173.5	7.5	3.2

And		176.5	179.5	3.0	3.2

07PMD510	Suluk	n.s.v.	hole abandoned

07PM511	Suluk	26.4	34.0	7.6	4.1

including		29.0	34.0	5.0	5.8

And		62.0	64.0	2.0	5.5

07PMD512	Suluk	73.0	86.5	13.5	2.8

including		80.6	86.5	6.0	4.4

07PMD513	Suluk	102.0	103.5	1.5	17.2

And		171.6	181.3	9.7	2.2

including		178.0	181.3	3.3	3.8

And		194.5	205.5	5.5	11.0

including		200.0	205.5	5.5	3.2

And		214.0	215.5	1.5	4.6

And		222.0	225.0	3.0	2.6

And		232.0	236.5	4.0	3.4

Madrid Assays May 2007(Continued)

Hole Number	Area	From (m)	To (m)	Length (m)	Au (	g/t)

07PMD514	Suluk	18.8	52.1	33.3	12.1

including		18.8	32.5	13.7	15.8

including		40.0	48.4	8.4	18.8

07PMD515	Suluk	191.0	194.2	3.2	4.3

And		275.5	286.5	12.2	1.8

And		299.8	316.5	16.7	8.2

including		305.8	316.5	10.7	11.0

07PMD516	Suluk	105.2	111.5	6.3	6.0

including		105.2	107.0	1.8	17.8

And		122.6	140.0	17.4	6.9

including		122.6	129.3	6.7	10.4

And		157.8	159.6	1.8	3.3

n.s.v. -- no significant values